23003245

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SEC FILE NUMBER
8-66841

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/22 (MM/DD/YY) AND ENDING 6/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ni Advisors

SEC Mail Processing

SEP 11 2023

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1138 Cadillac Court
(No. and Street)

Milpitas	CA	95035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sui-Hock Goy	510-306-7777	goy@niadvidsorsinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/20	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ni Advisors, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GULAMALI LAIWALLA
Notary Public - California
Santa Clara County
Commission # 2415452
My Comm. Expires Sep 11, 2026

Signature: S-H G

Title:
President

Notary Public

Notary Public
Gulamali Laiwalla

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NI Advisors
1138 Cadillac Court
Milpitas, CA 95035

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of NI Advisors (the "Company") as of June 30, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, June 30, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in accordance with accounting principles generally accepted in the United States of America.

Restatement of Stockholder's Equity

As discussed in Note 3 to the financial statements, the Company has restated its opening stockholder's equity.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of NI Advisors' financial statements. The supplemental information is the responsibility of NI Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as NI Advisors' auditor since 2021.
Sugar Land, TX
September 8, 2023

NI ADVISORS
Statement of Financial Condition
June 30, 2023

Assets		
Current Assets		
Cash	$	612,229
Clearing deposit		108,070
Non marketable investments		108,108
Commissions and accounts receivable		84,279
Tax receivable		106,643
Deposits & prepaid expenses		32,368
Total current assets		1,051,697
Non Current Assets		
Property and equipment, net		2,417
Note receivable		100,000
Total assets	$	1,154,114
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expense	$	413,994
Related party payables		9,153
Legal reserve		200,000
Total liabilities		623,147
Commitments and contingencies		-
Stockholder's equity		
Common stock, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		116,700
Retained earnings		414,167
Total stockholder's equity		530,967
Total liabilities and stockholder's equity	$	1,154,114

The accompanying notes are integral part of these financial statements

NI ADVISORS
Statement of Operations
For the Year Ended June 30, 2023

Revenues	
Private placement and registered offering revenue	$ 2,388,234
Commission fees	455,771
Advisory and due diligence revenue	379,952
12b-1 fees	222,180
Variable annuity revenue	416,656
Insurance revenue	559,756
Total revenues	4,422,549
Expenses	
Compensation, commission and benefits	3,305,358
Professional fees	375,845
Clearing fees	68,218
Regulatory costs	143,983
Travel and entertainment	80,903
Rent	30,240
Insurance	45,391
Communications	25,855
Other operating expenses	109,183
Total expenses	4,184,976
Other income (expense)	
Impairment loss on investments in partnerships	(798,469)
Interest and dividend income	42,544
Gain on clearing deposit	410
Total other income (expense)	(755,515)
Net income before income tax provision	(517,942)
Income tax expense	73,768
Net loss	$ (591,710)

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2023
(Restated)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2022	$ 100	$ 116,700	$ 1,053,999	$ 1,170,799
Prior period adjustment (see note 3)	-	-	(48,122)	(48,122)
Balance at July 1, 2022, as restated	$ 100	$ 116,700	1,005,877	1,122,677
Net loss	-	-	(591,710)	(591,710)
Balance at June 30, 2023	$ 100	$ 116,700	$ 414,167	$ 530,967

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flow from operating activities:		
Net loss	$	(591,710)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		583
Impairment on investments in partnerships		798,469
Changes in assets and liabilities:		
Commissions and accounts receivable		184,013
Deposits & prepaid expenses		(537)
Deferred tax asset		71,168
Clearing deposit		(7,480)
Related party payables		9,153
Legal reserve		(100,000)
Other receivable		(106,643)
Unearned revenue		(17,500)
Accounts payable and accrued expense		164,245
Net cash provided by operating activities		403,761
Cash Flows from investing activities		
Investments in partnerships		(540,000)
Proceeds from redemption of non marketable investments		103,312
Purchases of property and equipment		(3,000)
Cash used in investing activities		(439,688)
Net decrease in cash	$	(35,927)
Cash at June 30, 2022	$	648,156
Cash at June 30, 2023	$	612,229

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	140
Income taxes	$	120,000

The accompanying notes are an integral part of these financial statements

NI ADVISORS

Notes to Financial Statements

June 30, 2023

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California as a C Corporation on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA, the Company operates under Rule 15c3-3(k)(2)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis", as well as the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning

after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted ASC 606 beginning July 1, 2019.

The Company's primary revenue sources derive from private placement revenue earned on a percentage of third-party investments, earned on the trade date. Commission fees are related to trades generated through the clearing broker and are recorded on the trade date. Insurance fees are recorded as a percentage of the trades sold and are recorded on the trade date. 12b-1 fees and variable annuity revenue is recorded over their respective contractual periods. Advisory and due diligence income, mainly consist of services income, which is recognized at a point in time.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after July 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications.

The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities. Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Management adopted as of July 1, 2021 and determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease with a term greater than twelve months.

Property and Equipment

Property and equipment are carried at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized.

When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3 years

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2023.

Deposit with Clearing Organization

Deposit with the clearing organization typically represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. As of June 30, 2023, the balance was $108,070.

Investments on Partnerships

ASC 320 Investment - Debt and Equity Securities, the Company uses the cost method of accounting for these investments, the stock purchased is recorded on a balance sheet at the historical purchase price, and is not modified unless shares are sold or impaired, or additional shares are purchased. Any dividends received are recorded as income and can be taxed as such.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, clearing deposit, commission and accounts receivable, investment in partnerships and accounts payable.

Commissions and Accounts Receivable

Effective July 1, 2022, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered, and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for credit losses is provided for.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 16).

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. Through the amendments in that Update, the Board added Topic 326, Financial Instruments-Credit Losses, and made several consequential amendments to the Codification. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company adopted the new standard effective July 1, 2022. The adoption of this guidance did not have a material impact on the financial statements.

NOTE 3: RESTATEMENT

The Company has restated its July 1, 2022 stockholder's equity balance due to provision of federal income taxes of $81,361, state income taxes of $37,929 offset with deferred tax assets of $71,168 with a net impact in net income of $48,122 that should have been recorded as of June 30, 2022. adjustment has been recorded by restating opening retained earnings as of July 1, 2022.

NOTE 4: COMMISSIONS AND ACCOUNTS RECEIVABLE

As of June 30, 2023, the Company had accounts receivable of $73,369, and commission receivables of $10,910. The Company deems the receivables to be collectable and no allowance was recorded.

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer Equipment	$ 5,734	3
Furniture	5,145	7
	10,879	
Less: accumulated depreciation	(8,462)	
Property and equipment, net	$ 2,417	

There was $583 of depreciation expense for the year ended June 30, 2023.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. At June 30, 2023, the Company was not a party to any such contract or agreement that would obligate it as a guarantor.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company has some bank accounts greater than the Federal Deposit Insurance Corporation ("FDIC"), however the Company has determined that the exposure to this risk is minimal. Accordingly, as of June 30, 2023, there are no adjustments to the financial statements to reflect concentration of credit risk.

NOTE 8: INVESTMENTS IN PARTNERSHIPS

During the year ended June 30, 2022, the Company made an investment of $100,000 on June 7, 2022 in a fund, focused on the wholesale distributions of real estate-based investment offerings, with the balance as of June 30, 2023 of $108,108. The Company performed an impairment analysis on all their investments and recorded an impairment loss of $798,469, due to one investment in partnership going into bankruptcy and all the others incurring losses.

NOTE 9: REVENUE

The Company receives commissions on the sale of securities. Securities include variable annuity revenue, property and casualty insurance revenue, advisory fee revenue, municipal plan revenue,12b-1 fee revenue life insurance revenue, private placement revenue, registered offerings from selling groups, mutual fund concession revenue, trading commissions, commission income and advisory and due diligence revenue. Additionally, the Company receives revenue in the form of interest payments, and dividends.

Revenue for the year ended June 30, 2023 consisted of:

Private placement and registered offering revenue	$	2,388,234
Commission fees		455,771
Advisory and due diligence revenue		379,952
12b-1 fees		222,180
Variable annuity revenue		416,656
Insurance revenue		559,756
Total revenues	$	4,422,549

NOTE 10: DEPOSITS AND PREPAID EXPENSE

The Company had prepaid expenses of $30,367, mainly for liability insurance paid through March 2024, being expensed each month, and $2,000 of security deposit, as of June 30, 2023, as the Company rent agreement is on a month-to-month basis.

NOTE 11: ACCOUNTS PAYABLE AND ACCRUED EXPENSE

Accounts payable and accrued expense as of June 30, 2023, consist of:

Accounts payable	$	129,591
Accrued commission payable		51,358
Accrued payroll		233,045
Legal reserve		200,000
	$	613,994

NOTE 12: RELATED PARTY TRANSACTIONS

During the year ended June 30, 2023, the Company had related party transactions with Goy Sui-Hock, President, mainly expenses paid on behalf of the company for a total of $88,554. Related party payable balance as of June 30, 2023, was $9,153.

NOTE 13: NOTE RECEIVABLE

During 2022 the Company entered into a note receivable with a third party for $100,000. The note has a maturity date of June 1, 2024, and bears interest of 12% per annum. The balance on the note as of June 30, 2023, was $100,000, and interest of $1,000.

NOTE 14: INCOME TAXES

As of June 30, 2023, the Company's provision for income taxes was as follows:

Federal Provision		2023
Current income tax expense (benefit)	$	-
Deferred tax expense (benefit)		(37,600)
		(37,600)
Change in deferred valuation allowance		108,768
State Provision		2,600
Total provision for income taxes	$	73,768

A reconciliation of income tax to the effective tax for the year ended June 30, 2023:

		2023
Expected tax expense (recovery) at tax rate of 21% in 2023	$	(108,768)
Expected state tax expense		-
Reconciling items		
Change in valuation allowance		108,768
Income tax provision	$	-

The components of deferred tax asset and liability at June 30, 2023, were as follows:

Deferred tax assets – non-current		105,945
Net operating loss carry forward	$	2,823
Contribution carryforward		-
Less: valuation allowance		(108,768)
Deferred tax assets, net	$	-

Deferred income taxes reflect the impact of temporary differences between the recognition of revenues and expenses on the Company's tax return and the financial statements. The primary sources of differences are the utilization of the cash basis method of accounting for tax purposes, provision for legal reserve and net operating losses. The net operating loss carry forward at June 30, 2023, is $13,444 and begins expiring in 2042.

The Company also has tax receivable of $106,643 available for future federal income taxes.

In assessing the likelihood of realizing the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Full valuation allowance has been provided as the Company is not expecting to recover the deferred tax assets.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction.

For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years but may exceed the limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2023, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 15: OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause, this clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, this clause provides broad protection to the Company for any and all losses associated with customer arbitrations stemming from relationships, recommendations and/or advice made by the registered representative to the customers suing the Company.

At the June 30, 2023, several investors have filed lawsuits against the Company and its representatives, regarding the sale of an investment that subsequently went into bankruptcy. The Company has set aside a reserve of $200,000 at June 30, 2023 and recorded in accrued expenses.

NOTE 16: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through September 8, 2023, for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

NI ADVISORS
Schedule I - Computation of Net Capital Requirements - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended June 30, 2023

Computation of net capital		
Total stockholder's equity		$ 530,967
Less: Non-allowable assets		
Non marketable investments	(108,108)	
Note receivable	(100,000)	
Property and equipment, net	(2,417)	
Other receivable	(106,643)	
Deposits and prepaid expenses	(32,368)	
Commission receivable, non-allowable portion	(22,011)	
Total non-allowable assets		(371,547)
Net Capital before haircuts		159,420
Less: Haircuts on securities		-
Net Capital		$ 159,420
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 41,543	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		41,543
Excess net capital		$ 117,877
Aggregate indebtedness		$ 623,147
Ratio of aggregate indebtedness to net capital		3.91

There were no differences between net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 report dated June 30, 2023.

SUPPLEMENTAL INFORMATION

NI ADVISORS

Schedule II and III – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2023

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

The Company is also filing this exemption report because the Company's other business activities contemplated by the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

SUPPLEMENTAL INFORMATION
NI ADVISORS
As of and for the Year Ended June 30, 2023

Statement Related to Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2023, the Company had net capital of $159,420 which was $117,877 in excess of its required net capital of $41,543 and the Company's ratio of aggregate indebtedness ($623,147) to net capital was 3.9 to 1.

SUPPLEMENTAL INFORMATION

NI ADVISORS

Schedule I - Computation of Net Capital Requirements - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended June 30, 2023

Computation of net capital		
Total stockholder's equity		$ 530,967
Less: Non-allowable assets		
Non marketable investments	(108,108)	
Note receivable	(100,000)	
Property and equipment, net	(2,417)	
Other receivable	(106,643)	
Deposits and prepaid expenses	(32,368)	
Commission receivable, non-allowable portion	(22,011)	
Total non-allowable assets		(371,547)
Net Capital before haircuts		159,420
Less: Haircuts on securities		-
Net Capital		$ 159,420
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 41,543	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		41,543
Excess net capital		$ 117,877
Aggregate indebtedness		$ 623,147
Ratio of aggregate indebtedness to net capital		3.91

There were no differences between net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 report dated June 30, 2023.

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of NI Advisors.

We have reviewed management's statements, included in the accompanying Exemption Report, in which NI Advisors identified the following provisions of 17 C.F.R. §15c3-3(k) under which NI Advisors; claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and NI Advisors stated that NI Advisors met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NI Advisors is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
September 8, 2023

Ni Advisors
1138 Cadillac Court, Milpitas, CA 95035. Tel: 510.306.7777 Fax: 510.339.9988 Email: goy@niadvisorsinc.com

August 25, 2023

TPS Thayer
1600 Hwy. 6, Suite 100
Sugar Land, TX 77478

Exemption Report

Ni Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240. l 5c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. l 5c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule l 5c2-4; and The Company (l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2023 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Suihock Goy, President